UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

hhgregg, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42833L108

(CUSIP Number)

Jerry W. Throgmartin

Executive Chairman

hhgregg, Inc.

4151 East 96th Street

Indianapolis, Indiana 46240

(317) 848-8710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42833L108

1	NAMES OF REPORTING PERSONS. JERRY W. THROGMARTIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 3,152,416[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,152,416[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,152,416[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes an aggregate of 950,952 shares of Common Stock held of record by the Jerry W. Throgmartin 2008 Grantor Retained Annuity Trust.  Mr. Throgmartin is the trustee of the trust and has sole power to vote and dispose of such shares.

(2) The aggregate percentage of shares of Common Stock reported owned by Mr. Throgmartin herein is based upon 38,594,923 outstanding shares of Common Stock as of May 21, 2010, as reported in hhgregg’s Annual Report on Form 10-K for the year ended March 31, 2010, plus 133,334 shares of Common Stock (which is the number of shares of Common Stock underlying the options held by Mr. Throgmartin which are exercisable within 60 days of June 1, 2010).

This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission on March 14, 2008 (the “Original Schedule 13D”) by Jerry W. Throgmartin with respect to the Common Stock, $.0001 per share (the “Common Stock”) of hhgregg, Inc., a Delaware corporation (“hhgregg” or the “Company”), as amended by Amendment No. 1 to the Schedule 13D filed on February 2, 2009 and Amendment No. 2 to Schedule 13D filed on December 2, 2009. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.  From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented.

Item 4 is hereby amended in its entirety as follows:

ITEM 4.

Purpose of Transaction.

Mr. Throgmartin, directly and through the Trust (as defined below), holds shares of Common Stock as a personal investment.

On June 1, 2010, Mr. Throgmartin exercised 760,000 options, each to purchase one share of Common Stock, issued under the Gregg Appliances Inc. 2005 Stock Option Plan (which such options were subsequently assumed under the hhgregg, Inc. 2007 Equity Incentive Plan in connection with the Company’s initial public offering).  The option exercise was a cashless exercise whereby the Company withheld a number of shares of Common Stock otherwise issuable upon the exercise of the options having a fair market value equal to the aggregate exercise price of the 760,000 options and Mr. Throgmartin’s anticipated tax withholding obligation.  As a result of the cashless exercise of the 760,000 options, Mr. Throgmartin received 344,353 shares of Common Stock.  Mr. Throgmartin disposed of the 344,353 shares of Common Stock in a privately negotiated transaction for a purchase price of $28.40 per share.  Dennis May, President and Chief Executive Officer of the Company, and Gregg Throgmartin, Chief Operating Officer of the Company, also disposed of shares of Common Stock as a part of the same transaction.  Mr. Throgmartin expressly disaffirms the existence of a group with Messrs. May and Throgmartin and disclaims beneficial ownership of any shares beneficially owned by them.

Mr. Throgmartin may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial conditions of the Company, the availability of securities at favorable prices and alternative investment opportunities available to him, and other factors that he may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities he now holds or hereafter acquires as set forth above or otherwise.

Except as described in this Item 4, Mr. Throgmartin has no present plans or proposals which relate or would result in: (a) the acquisition by Mr. Throgmartin of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change to the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

Item 5 is hereby amended in its entirety as follows:

ITEM 5.

Interests in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported as owned by Mr. Throgmartin herein is based upon 38,594,923 outstanding shares of Common Stock as of May 21, 2010, as reported in hhgregg’s Annual Report on Form 10-K for the year ended March 31, 2010, plus 133,334 shares of Common Stock (which is the number of shares of Common Stock underlying the options held by Mr. Throgmartin which are exercisable within 60 days of June 1, 2010).

Mr. Throgmartin is the holder of record of 2,068,130 shares of Common Stock.  Mr. Throgmartin is also the holder of 133,334 options, each to purchase one share of Common Stock, which are exercisable within 60 days of June 1, 2010.  Mr. Throgmartin has sole voting and dispositive power over these shares.

The Jerry W. Throgmartin 2008 Grantor Retained Annuity Trust (the “Trust”) is the holder of record of 950,952 shares of Common Stock.  As trustee of the Trust, Mr. Throgmartin has sole voting and dispositive power over the shares of Common Stock held by the Trust.

The 3,152,416 shares of Common Stock in the aggregate either held of record or beneficially owned by Mr. Throgmartin represent approximately 8.1% of hhgregg’s outstanding Common Stock.

Except as described in Item 4 above, during the 60 days preceding the date of this filing, Mr. Throgmartin did not effect a transaction in the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

June 7, 2010

JERRY W. THROGMARTIN

By:

__/s/ Jerry W. Throgmartin_________________